Vycor Medical, Inc.

6401 Congress Ave. Suite 140

Boca Raton, FL 33487

September 4, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Vycor Medical, Inc.—Post-Effective Amendment No. 1 to Form S-1 (File No. 333-149782)-- Form AW - Application for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vycor Medical, Inc. (the “Registrant”), hereby requests the immediate withdrawal of its Post Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-149782) (the “Amendment”) filed with the Securities and Exchange Commission on August 22, 2012.  The Amendment was incorrectly filed bearing File No. 333-149782, and should instead have been filed bearing File No. 333-176713.

Accordingly, the Registrant is requesting that the Post-Effective Amendment No. 1 (Accession No. 0001145443-12-001004), be withdrawn, and is re-filing an identical Post Effective Amendment No. 1 to Registration Statement on Form S-1 that will be correctly labeled bearing File No. 333-176713.

The Company confirms that no securities have been sold pursuant to the Amendment.

If you have questions regarding our request for withdrawal, please contact Robert Diener, Esq. at (310) 396-1691.

Sincerely,

VYCOR MEDICAL, INC.

By: /s/  David Cantor

Name: David Cantor

Title: President